

Dink Davis · 3rd

Automotive Retail owner in DFW area

Dallas-Fort Worth Metroplex · 497 connections · **Contact info**

iDrive1 Motorcars

 **Tarleton State Unive**

Experience

Owner of iDrive 1 Motorcars

iDrive1 Motorcars

Sep 2016 – Present · 4 yrs 2 mos
Dallas/Fort Worth Area

Opening: iDrive1 MotorCars in Carrollton Tx ...
Come see us when you can! We have a wonderful selection of vehicles in our indoor facility and
showroom...

 **asset.PNG**

Education



Tarleton State University

Masters, Science and Education
1980 – 1983

Skills & Endorsements















Automotive · 4

Barb Sullins, AIF® and 3 connections have given endorsemer

Team Building · 4

Barb Sullins, AIF® and 3 connections have given endorsemer

Sales Management · 4

Barb Sullins, AIF® and 3 connections have given endorsemer

Interests

Tarleton State University
42,472 followers

Group 1 Automotive
32,911 followers

Mary Barra in
Chairman and Chief Executive Officer a...
1,208,131 followers

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